UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

 Publicly-Held Company

 Corporate Taxpayer’s Identification (CNPJ)

# 60.746.948/0001-12

Notice to the Market

Anticipation of the Disclosure of the Results – 2012

Banco Bradesco S.A. informs to its shareholders, clients, employees and to the market in general that, aiming at providing rapid disclosure of the Results related to the 1st, 2nd and 3rd quarters/2012, it has anticipated the date previously established for the disclosure of said information.

Consequently, the following dates in the Calendar of Corporate Events – 2012 will be changed:

Disclosure of the Results

Event

Changed from

To

Related to the 1st quarter/2012

4.25.2012 (Wednesday)	4.23.2012 (Monday)

Related to the 2nd quarter/2012

7.25.2012 (Wednesday)	7.23.2012 (Monday)

Related to the 3rd quarter/2012

10.24.2012 (Wednesday)	10.22.2012 (Monday)

Quarterly Information – ITR

Event

Changed from

To

Forwarding to BM&FBOVESPA, CVM and making available to shareholders (Site)

Related to the 1st quarter/2012

4.25.2012 (Wednesday)	4.23.2012 (Monday)

Related to the 2nd quarter/2012

7.25.2012 (Wednesday)	7.23.2012 (Monday)

Related to the 3rd quarter/2012

10.24.2012 (Wednesday)	10.22.2012 (Monday)

Quarterly Consolidated Financial Statements in English

Event

Changed from

To

Forwarding to SEC, NYSE, LATIBEX and making available to shareholders (Site)

Related to the 1st quarter/2012

4.25.2012 (Wednesday)	4.23.2012 (Monday)

Related to the 2nd quarter/2012

7.25.2012 (Wednesday)	7.23.2012 (Monday)

Related to the 3rd quarter/2012

10.24.2012 (Wednesday)	10.22.2012 (Monday)

Quiet period prior to the Disclosure of the Results

Disclosure of the Results

Changed from

To

Related to the 1st quarter/2012

10 a 4.24.2012	8 a 4.22.2012

Related to the 2nd quarter/2012

10 a 7.24.2012	8 a 7.22.2012

Related to the 3rd quarter/2012

9 a 10.23.2012	7 a 10.21.2012

Cidade de Deus, Osasco, SP, April 9, 2012

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 11, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.